RULE 14F-1
                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                  INFORMATION PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          CONTEX ENTERPRISE GROUP, INC.
                                1629 York Street
                                Denver, CO 80206

                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                                 October 6, 2000

This report is furnished by the Board of Directors of Contex Enterprise Group, Inc., a Colorado corporation ("Contex"), to the holders of Common Stock, no par value per share, of Contex (the "Common Stock"). Contex has entered into an agreement with the shareholders of Transportation Logistics Int'l, Inc. ("TLI"), pursuant to which Contex will issue 17,760,000 shares of common stock in exchange for all of the capital stock of TLI (the "Reorganization"). As a condition to closing of the Reorganization, the individuals who are presently the Board of Directors of TLI will be appointed to the Contex Board of Directors, and the present members of the Contex Board of Directors will resign. The new Contex Board of Directors will consist of Michael Margolies, Jim Thorpe, and Robert I. Blackman.

This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

This report is first being mailed to shareholders on or about October 6, 2000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

There are at present 2,240,000 shares of Common Stock of Contex outstanding and entitled to vote. Upon closng of the Reorganization, there will be a total of 20,360,000 shares outstanding..

The following table lists, as of October 6, 2000, the security ownership of (i) all persons known by Contex to own beneficially 5% or more of the Common Stock;
(ii) all directors and executive officers as a group; and (iii) each director of Contex.

                                             Amount and
Title of    Name and Address                 Nature of                  Percent
Class       of Beneficial Owner              Beneficial Ownership(2)    of Class
--------    -------------------              -----------------------    --------
Common      Gary G. Clark(1)                        60,000                 2.7%
            1530 S. Eudora St.
            Denver, CO 80222

Common      Gerald Trumbule(1)                      60,000                 2.7%
            1629 York, St.
            Denver, CO  80206

Common      Eastbury Consultants Ltd.               200,000                8.9%
            54-58 Athol St., 4th FL
            Douglas, Isle of Man IMI IJD
            British Isle

Common      All Officers and                        120,000                5.4%
            Directors as a
            Group (2 persons)

-----------------------
(1)      Current officer and director of Contex.
(2)      Ownership is of record unless otherwise indicated.

TLI has provided the following information to Contex. The table lists, as of the closing of the Reorganization, the security ownership of (i) all persons who will after the Reorganization own beneficially 5% or more of the Common Stock;
(ii) all persons who will be executive officers of Contex as a group; and (iii) each person who will be a director of Contex.

                                            Amount and
Title of     Name and Address               Nature of                  Percent
Class        of Beneficial Owner(1)         Beneficial Ownership(2)    of Class
--------     ----------------------         -----------------------    --------
Common       Michael Margolies               11,834,939(3)               58.1%

Common       James Thorpe                     1,440,093(4)                7.1%

Common       Robert I. Blackman               1,256,808(5)                6.2%

Common       All Officers and Directors
             As a Group (6 persons)          14,531,840                  71.4%

Common       Rewico Investment Limited        2,487,432                  12.2%
             City House
             9, Cranbrook Road
             Ilford, Essex UK IG14EA

------------------
(1) Except as noted, the address of all shareholders is c/o Transportation Logistics Int'l, Inc., 136 Freeway Drive, East Orange, NJ 07018
(2)      All shares are owned of record unless otherwise indicated
(3) Includes 2,618,350 shares to be issued to the Margolies Family Trust. The Trustee of the Margolies Family Trust is Mr. Margolies' spouse, and the beneficiaries of the Trust are Mr. Margolies' spouse and children.
(4)      Includes 125,691 shares to be issued to Mr. Thorpe's spouse.
(5)      Represents shares owned by Mr. Blackman's spouse.


                             DIRECTORS AND OFFICERS

PRESENT OFFICERS AND DIRECTORS. None of Contex's current officers and directors receives any compensation for their services. The Board of Directors has not established any standing committees or subcommittees. In the past fiscal year, the Board of Directors held eleven (11) meetings. All of the current directors were directors as of the close of the last fiscal year.

The following persons currently serve as officers and directors of Contex:

Gary G. Clarke
Gerald H. Trumbule

PERSONS TO BE APPOINTED TO THE BOARD. Upon closing of the Reorganization, the following persons will be appointed to serve as the Board of Directors of Contex. The appointment will be made by the present Board of Directors. Under the Contex Bylaws, no shareholder approval is required.

         Michael Margolies founded Transportation Logistics in 1998. Mr. Margolies previously served as Chief Executive Officer of U.S. Transportation Systems, Inc. from its creation in 1975. USTS was a NASDAQ-listed holding company involved in a diversified group of transportation-related businesses (e.g. bus charters, freight-hauling, bus leasing, limousines, etc.). Mr. Margolies left USTS in 1998 when it was sold to Precept Business Services, Inc. for approximately $43 million. He then organized Transportation Logistics in order to apply, in a non-asset-based environment, the skills in organization and consolidation of transportation services that he developed at USTS. Mr. Margolies is 72.

         Jim Thorpe became the President of Avair in 1997, and President of Transportation Logistics in 1999 when it purchased Avair and changed its name to ATransportation Logistics Int=l (U.K.), Inc.@ Mr. Thorpe brings to Transportation Logistics almost 30 years of experience in the export/import freight business. From 1992 to 1997 Mr. Thorpe was affiliated with Avandero, Ltd., which he helped to grow into one of the world=s 30 largest freight forwarders. In 1986 Mr. Thorpe founded Westgate Worldwide and managed its operations until he sold it in 1992 to Dan Transport. Previously, Mr. Thorpe had been employed for 15 years by Air Express International, most recently as Regional U.K. Director. Mr. Thorpe is 52.

         Robert I. Blackman assisted Michael Margolies in founding Transportation Logistics, after serving with Mr. Margolies on the Board of Directors of U.S. Transportation Systems, Inc. from 1996 until 1998. Mr. Blackman serves as Treasurer of Transportation Logistics on a part-time basis, devoting the remainder of his business time to The Best of Brooklyn Properties, Inc., a private real estate investment firm where Mr. Blackman serves as Chief Executive Officer. Previously, Mr. Blackman practiced corporate, securities and real estate law as a partner in Blackman, Lefrak, Galgay, Myerson & Field, and as a Vice President of Investment Banking for Kidder Peabody & Company. Mr. Blackman is 72.

                             EXECUTIVE COMPENSATION

         Jim Thorpe is the only officer of TLI who has a written employment agreement. Mr. Thorpe=s Employment Agreement with Transportation Logistics (UK) provides that he will be employed as President of Transportation Logistics (UK) until Marsh 31, 2004, at which time Transportation Logistics (UK) may extend the contract for an additional five year term. The Agreement calls for an annual salary of $130,000 with a 3% annual increase for any year in which the operations of Transportation Logistics (UK) are profitable. Mr. Thorpe covenants in the Agreement that he will not compete with Transportation Logistics (UK) for two years following the termination of his employment. The Agreement originally provided that Mr. Thorpe would be paid an annual bonus based on profitability of Transportation Logistics (UK). In July of this year the covenant to pay a bonus was removed and, in lieu thereof, TLI issued 200,000 of its shares to Mr. Thorpe.

                  TLI has agreed to pay its officers salaries for the year 2000 at the rate listed below.

                  Executive                            Salary
                  ---------                             ------
                  Michael Margolies.......            $ 150,000
                  Jim Thorpe..............              130,000
                  Robert I. Blackman......               50,000
                  Michael Mount...........              110,000
                  Dean R. Temple..........              105,000
                  Michael B. Sobin........              100,000


                        TRANSACTIONS WITH TLI MANAGEMENT

         TLI was organized in March, 1999. At that time, TLI entered into an agreement with Transportation Equities, Inc. ("TEI"), pursuant to which TEI assigned to TLI, in exchange for $10, all of the capital stock of Avair Freight Services (U.K.) Limited, CDA North America, Inc. and Pupil Transportation, Inc. In March, 2000 TEI assigned to TLI, for nominal consideration, TEI's rights to acquire Rewico America, Inc. Michael Margolies and members of his family were the principal shareholders of TEI.

         From time to time since TLI was organized early in 1999, Mr. Margolies has loaned money to TLI. At June 30, 2000, the balance due to Mr. Margolies by TLI was $122,500.

                 COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

         Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Contex's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of Contex ("Forms 4"). Officers, directors, and greater than 10% shareholders of Contex are required by SEC regulations to furnish to Contex copies of all Section 16(a) reports that they file. To Contex's knowledge, based solely on a review of the copies of such reports furnished to Contex, all
Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the fiscal year ended February 29, 2000.

                                            Contex Enterprise Group, Inc.
                                            By Order of the Board of Directors
                                            /s/ Gary G. Clark
                                            President